UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

GRAVITY Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

Shin-Gu Building, 620-2 Shinsa-Dong, Gangnam-Gu, Seoul, 135-894, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Restatement of the Company’s previously issued Financial Statements

    The audit committee of the board of the directors of the Company (the
“Audit Committee”) has determined that the Company’s audited consolidated financial statements as of and for each of the years ended December 31, 2002,
2003 and 2004 and its unaudited quarterly financial statements as of and for each of the three months ended March 31, 2005 and June 30, 2005 (the
“Financial Statements”) will need to be restated.  The need for a restatement of the Financial Statements arises from the discovery and current investigation by the Audit Committee into the fact that certain royalty payments payable to the Company from certain licensees were not properly accounted for in the Financial Statements (the “Investigation”).  The
Investigation was previously disclosed in the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on October 18, 2005.  As a
result of the foregoing, our Financial Statements should not be relied upon until the Investigation is completed and investors should look to the
Financial Statements in their restated form when they become available.  Also, the Company and the Audit Committee have determined that financial statements as of and for the three months ended September 30, 2005 will be released only after completion of the Investigation and the restatement by the Company of its Financial Statements.

    The Audit Committee, its special United States counsel, Cleary Gottlieb
Steen & Hamilton LLP, its special Korean counsel Woo Yun Kang Jeong & Han, each of which was hired by the Audit Committee and Deloitte Anjin LLC, which was in turn hired by Woo Yun Kang Jeong & Han in connection with the
Investigation, are currently considering the extent and timing of the restatements to the Financial Statements.  Although the Company has determined that certain adjustments to the Financial Statements will be necessary, the
Company is not currently in a position to quantify the impact of any such adjustments to the Financial Statements as the Company’s analysis and review has not been finalized.  The Company and its Audit Committee have discussed the restatement of the Financial Statements with the Company’s independent, registered public accounting firm.  Although subject to change, the Audit
Committee is expected to complete the Investigation in early December of 2005, subsequent to which, the Company’s independent, registered public accounting firm is expected to commence its audit of the Financial Statements in restated
form, and the Company expects to issue such Financial Statements shortly thereafter.  The Company and its Audit Committee are working diligently to complete the Investigation and the restatement process.

    In addition, the Company is expected to incur significant costs and expenses in connection with the Investigation and the restatements of its
Financial Statements.  Although the Company is currently unable to quantify such costs and expenses, and the impact such costs and expenses will have on the Company’s financial statements in current and future periods, no assurance can be given that such costs and expenses will not have a material adverse effect on current and future financial results of the Company.

Resignation of Mr. Seo and Suspension of duties of Mr. Yoon

    On November 7, 2005, Mr. Kwan Shik Seo resigned from his position as the
Company’s corporate controller for personal reasons.  Previously from March
26, 2004 through July 15, 2005, Mr. Seo served as the Company’s chief financial officer under the Company’s former Chairman, Mr. Jung-Ryool Kim.

    On November 11, 2005, the Company is expected to hold a meeting of its board of directors to vote on the termination of Mr. David Woong-Jin Yoon as the Company’s president.  Mr. Yoon has held this position since September 21,
2005.  Prior to such date, Mr. Yoon had served as the Company’s chief executive officer and president under Mr. Jung-Ryool Kim.

    Both Mr. Yoon and Mr. Seo currently serve as members of the Company’s board of directors and are expected to remain in such positions until the next scheduled general meeting of the shareholders of the Company.

About GRAVITY Co., Ltd.
    Based in Korea, Gravity is a developer and distributor of online games.
Gravity’s principal product, Ragnarok Online, is currently commercially offered in 20 markets.  For more information visit www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of
1995. Forward-looking statements generally can be identified by the use of forward- looking terminology, such as “may,” “will,” “expect,” “intend,”
“estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words.  All forward-looking statements involve risks and uncertainties, including, but not limited to, the ability to diversify revenue, ability to collect license fees and royalty payments from overseas licensees and in a timely manner; ability to acquire, develop, license, launch, market or operate commercially successful online games;
competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; the ability to recruit and retain quality employees as Gravity grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, forward-looking statements. The forward-looking statements speak only as of the date of this release and Gravity assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

CONTACTS For GRAVITY:

In Korea:
John C. Chung
GRAVITY Co. Ltd.
Tel: 82-2-3485-1002
chchung@gravity.co.kr

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: 11/10/2005	By:	/s/John C. Chung
	Name:	John C. Chung
	Title:	Investor Relations Officer